SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

USG CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

903293 40 5

(CUSIP Number)

MARC D. HAMBURG

BERKSHIRE HATHAWAY INC.

1440 KIEWIT PLAZA

OMAHA, NEBRASKA 68131

(402) 346-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2006

(Date of Event Which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 903293 40 5	SCHEDULE 13D	PAGE 2 OF 9 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warren E. Buffett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 (see Item 5) 8 SHARED VOTING POWER 13,469,274 (see Item 5) 9 SOLE DISPOSITIVE POWER 0 (see Item 5) 10 SHARED DISPOSITIVE POWER 13,469,274 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,469,274 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0% (see Item 5)
14	TYPE OF REPORTING PERSON* IN, HC

*	See instructions before filling out!

CUSIP NO. 903293 40 5	SCHEDULE 13D	PAGE 3 OF 9 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Berkshire Hathaway Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 13,469,274 (see Item 5) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 13,469,274 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,469,274 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0% (see Item 5)
14	TYPE OF REPORTING PERSON* HC, CO

*	See instructions before filling out!

CUSIP NO. 903293 40 5	SCHEDULE 13D	PAGE 4 OF 9 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) OBH, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 13,469,274 (see Item 5) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 13,469,274 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,469,274 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0% (see Item 5)
14	TYPE OF REPORTING PERSON* HC, CO

*	See instructions before filling out!

CUSIP NO. 903293 40 5	SCHEDULE 13D	PAGE 5 OF 9 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) National Indemnity Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nebraska corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 13,469,274 (see Item 5) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 13,469,274 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,469,274 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0% (see Item 5)
14	TYPE OF REPORTING PERSON* IC, CO

*	See instructions before filling out!

CUSIP NO. 903293 40 5	SCHEDULE 13D	PAGE 6 OF 9 PAGES

This Amendment No. 1 to Schedule 13D amends the Statement on Schedule 13D, filed with the Securities and Exchange Commission (the “Commission”) on January 31, 2006 (the “Original 13D”) by National Indemnity Company (“NICO”), a wholly owned subsidiary of OBH Inc. (“OBH”), which is a wholly owned subsidiary of Berkshire Hathaway Inc. (“Berkshire” and, together with OBH and NICO, the “Berkshire Entities”) and also filed by Warren E. Buffett (Mr. Buffett, together with the Berkshire Entities, the “Reporting Persons”), with respect to the shares of Common Stock, par value $0.10 per share (“Common Stock”) of USG Corporation (“USG”). The acquisition of 6,500,000 shares of Common Stock (the “Original Shares”) was reported in a Statement on Schedule 13G, filed with the Commission by the Reporting Persons on November 27, 2000. On January 31, 2006 the Reporting Persons filed the Original 13D to report the entering into by Berkshire of an Equity Commitment Agreement and other agreements with USG relating to its then-contemplated rights offering. The closing under the Equity Commitment Agreement, as amended, occurred on August 2, 2006, pursuant to which NICO acquired 6,969,274 additional shares of Common Stock of USG (the “Additional Shares” and, together with the Original Shares, the “Shares”) for $40 per share, the exercise price in USG’s rights offering. The Additional Shares consisted of 6,500,000 Shares underlying rights distributed on the Original Shares, and 469,274 Shares underlying rights distributed to other stockholders that were not exercised in USG’s rights offering.

Items 3 and 4 of the Original 13D are hereby amended in their entirety as follows:

Item 3. Source and Amount of Funds or Other Consideration

The Additional Shares were acquired from USG for $40 per share, the exercise price in USG’s rights offering, for a total of $278,770,960. The purchase price was obtained from internally generated funds of NICO. No funds or consideration were borrowed or obtained for purposes of acquiring the Shares.

Item 4. Purpose of Transaction

NICO acquired the Shares for investment purposes. The description of the agreements between Berkshire and USG in Item 6 are incorporated herein by reference.

The “Standstill Period” under the Shareholder’s Agreement commenced on August 2, 2006. During the seven-year Standstill Period, Berkshire agreed, among other things, that it will not acquire equity securities of USG if, as a result of such acquisition, Berkshire would beneficially own more than 40% of the voting securities of USG, on a fully diluted basis. In addition, during the Standstill Period, Berkshire has agreed not to solicit proxies with respect to securities of USG or submit a proposal or offer involving a merger, acquisition or other extraordinary transaction unless such proposal or offer is (i) requested by USG’s Board of Directors, or (ii) is made to USG’s Board of Directors confidentially, is approved by a majority of the voting securities of USG not owned by Berkshire, is determined by USG’s Board of Directors to be fair to USG’s shareholders and, if the proposed transaction is not a tender offer for all shares of Common Stock or an offer for USG’s entire company, is accompanied by an undertaking to offer to acquire all shares of Common Stock outstanding after completion of the transaction at the same price per share as was paid in the transaction. Berkshire also agreed that, if it receives notice (during a specified period) from USG that purchases or sales of Common Stock by it or certain of its affiliates would prevent USG from carrying back a net operating loss attributable to a specified payment to its Asbestos Personal Injury Trust, Berkshire will not make such purchases or sales until that specified period ends (“Tax Asset Standstill”). Subject to the foregoing, the Reporting Persons may at any time and from time to time acquire additional shares of Common Stock of USG through open market purchases, privately negotiated transactions or otherwise, upon such terms and at such prices as they may determine.

In addition, while the Reporting Persons have no present plans to sell any of the Shares, so long as there has been no notice from USG triggering a Tax Asset Standstill and depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors, the Reporting Persons may at any time and from time to time sell or otherwise dispose of some or all of the shares of Common Stock of USG held by them, either as contemplated by the Registration Rights Agreement or in another manner permitted by applicable law.

The first sentence of Item 5(a) of the Original 13D is amended to read as follows:

NICO is the holder of the Shares, which, to the knowledge of the Reporting Persons, constitute approximately 15.0% of USG’s outstanding Common Stock.

CUSIP NO. 903293 40 5	SCHEDULE 13D	PAGE 7 OF 9 PAGES

Item 6 of the Original 13D is hereby amended in its entirety to read as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On January 30, 2006, Berkshire and USG entered into an Equity Commitment Agreement (as subsequently amended, the “Equity Commitment Agreement”), a Shareholder’s Agreement (the “Shareholder’s Agreement”) and a Registration Rights Agreement (“Registration Rights Agreement”). The following summary of the Equity Commitment Agreement, the Shareholder’s Agreement and the Registration Rights Agreement is not a complete description of such agreements and is qualified in its entirety by reference to such agreements, which are filed as exhibits hereto and incorporated herein by reference.

Pursuant to the Equity Commitment Agreement, Berkshire agreed to provide a backstop commitment to purchase up to 45,000,000 unsubscribed shares in USG’s rights offering, and USG agreed to sell up to 45,000,000 unsubscribed shares to Berkshire or a subsidiary of Berkshire. The purchase and sale of shares of USG Common Stock pursuant to the Equity Commitment Agreement closed on August 2, 2006.

Under the Registration Rights Agreement, USG granted Berkshire certain registration rights with respect to its shares of Common Stock.

The Shareholder’s Agreement provides that, during the Standstill Period, Berkshire will not acquire equity securities of USG if, as a result of such acquisition, Berkshire would beneficially own more than 40% of the voting securities of USG, on a fully diluted basis. In addition, Berkshire agreed that, during the Standstill Period, it will not solicit proxies with respect to securities of USG or submit a proposal or offer involving a merger, acquisition or other extraordinary transaction unless such proposal or offer is (i) requested by USG’s Board of Directors, or (ii) is made to USG’s Board of Directors confidentially, is approved by a majority of the voting securities of USG not owned by Berkshire, is determined by USG’s Board of Directors to be fair to USG and its shareholders and, if the proposed transaction is not a tender offer for all shares of Common Stock or an offer for USG’s entire company, is accompanied by an undertaking to offer to acquire all shares of Common Stock outstanding after completion of the transaction at the same price per share as was paid in the transaction. Berkshire also agreed during the Standstill Period to vote its shares of Common Stock (other than the Original Shares, 6,500,000 of the Additional Shares, and certain distributions with respect to each of the foregoing) in proportion to the total votes cast in any shareholder vote (subject to limited exceptions described below). If Berkshire receives notice (during a specified period) from USG that purchases or sales of Common Stock by it or certain of its affiliates would prevent USG from carrying back a net operating loss attributable to a specified payment to an Asbestos Personal Injury Trust, Berkshire has agreed that it will not make such purchases or sales until that specified period ends.

Under the Shareholder’s Agreement, during the Standstill Period, USG has agreed to exempt Berkshire from USG’s existing or future poison pills to the extent that Berkshire complies with the terms and conditions of the Shareholder’s Agreement. If USG proposes a poison pill to its shareholders that does not contain this agreed exemption, Berkshire may vote without restriction all the shares it holds in a shareholder vote to approve or disapprove the proposed poison pill. USG also has agreed that, after the Standstill Period ends, during such time that Berkshire owns equity securities of USG, Berkshire will be exempted from any USG poison pill, except that such poison pill may require that Berkshire does not acquire (although it may continue to hold) beneficial ownership of more than 50% of the voting securities of USG, on a fully diluted basis, other than pursuant to an offer to acquire all shares of Common Stock that is open for at least sixty calendar days.

USG’s Reorganization Rights Plan, effective January 30, 2006, created a poison pill that exempts Berkshire during the Standstill Period on the terms and conditions set forth in the Shareholder’s Agreement, subject to Berkshire’s compliance with such agreement.

CUSIP NO. 903293 40 5	SCHEDULE 13D	PAGE 8 OF 9 PAGES

Other than as set forth above, including in the agreements set forth above and filed as exhibits hereto, or otherwise described in this Statement, none of the Berkshire Entities or Mr. Buffett or, to their knowledge, any executive officer or director of the Berkshire Entities, has any other contracts, arrangements, understandings or relationships with any persons with respect to the securities of USG.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit

(1)	Certain Information About the Reporting Persons and the Executive Officers and Directors of the Reporting Persons

(2)

Equity Commitment Agreement, dated as of January 30, 2006, by and between Berkshire and USG (incorporated herein by reference to Exhibit 10.2 to USG Corporation’s Current Report on 8-K

filed with the Commission on January 30, 2006)

(3)

Shareholder’s Agreement, dated as of January 30, 2006, by and between Berkshire and USG (incorporated herein by reference to Exhibit 10.3 to USG Corporation’s Current Report on 8-K

filed with the Commission on January 30, 2006)

(4)

Registration Rights Agreement, dated as of January 30, 2006, by and between Berkshire and USG (incorporated herein by reference to Exhibit 10.4 to USG Corporation’s Current Report on 8-K

filed with the Commission on January 30, 2006)

(5)	Joint Filing Agreement required by Rule 13d-1(k)(1) and Power of Attorney (incorporated herein by reference to Exhibit 5 to the Original 13D)

(6)	Amendment No. 1 to Equity Commitment Agreement (incorporated herein by reference to Exhibit 10.1 to USG Corporation’s Current Report on 8-K filed with the Commission on February 28, 2006)

CUSIP NO. 903293 40 5	SCHEDULE 13D	PAGE 9 OF 9 PAGES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete, and correct.

Dated: August 2, 2006

WARREN E. BUFFETT

By:	/s/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	Attorney-in-Fact

BERKSHIRE HATHAWAY INC.

By:	/s/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	Vice President

OBH, INC.

By:	/s/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	Vice President

NATIONAL INDEMNITY COMPANY

By:	/s/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	Attorney-in-Fact